UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Finwise Bancorp

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

31813A109

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31813A109	Page 2 of 5

1	NAMES OF REPORTING PERSONS Menachem Wilenkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 782,334
	6	SHARED VOTING POWER 47,280
	7	SOLE DISPOSITIVE POWER 782,334
	8	SHARED DISPOSITIVE POWER 47,280
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 829,614
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.62%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 31813A109	Page 3 of 5

Item 1.

(a) Name of Issuer

The name of the issuer is Finwise Bancorp. (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices

756 East Winchester, Suite 100, Murray, UT 84107.

Item 2.

(a) Name of Person Filing:

Menachem Wilenkin

(b) Address of Principal Business Office or, if None, Residence:

Principal Business Office: c/o Business Funding Group, LLC, 84 West Park Place, Stamford, CT 06901.

(c) Citizenship:

U.S.A.

(d) Title of Class of Securities:

Common Stock, $0.001 par value per share (“Common Stock”).

(e) CUSIP Number:

31813A109.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a8).
(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Not applicable.

CUSIP No. 31813A109	Page 4 of 5

Item 4.	Ownership.

(a) Amount beneficially owned:

As of December 31, 2023, Mr. Wilenkin may be deemed to beneficially own: 792,100 shares of Common Stock including, 47,280 shares of Common Stock underlying warrants owned by a limited liability company as to which Mr. Wilenkin shares voting and dispositive power.

In addition, on February 5, 2024, Mr. Wilenkin acquired an additional 84,794 shares of Common Stock and accordingly, may be deemed to beneficially own: 829,614 shares of Common Stock as of such date.

(b) Percent of class:

6.62%. The percentage used herein is rounded to the nearest hundredth and based on 12,493,565 shares of Common Stock outstanding as of November 9, 2023 pursuant to the Issuer’s Form 10-Q for the quarterly period ended September 30, 2023.

(c) Number of shares as to which the person has:

(i)    Sole power to vote or to direct the vote: 782,334 shares of Common Stock;

(ii)   Shared power to vote or to direct the vote: 47,280;

(iii)  Sole power to dispose or to direct the disposition of: 782,334 shares of Common Stock; and

(iv)  Shared power to dispose or to direct the disposition of: 47,280.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 31813A109	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2024

By:	/s/Menachem Wilenkin
Menachem Wilenkin